                        EXHIBIT 2 - FINANCIAL STATEMENTS

                           CONSOLIDATED BALANCE SHEETS


         (thousands except share data)                                              EUR
-----------------------------------------------------------------------------------------
                                                                        December 31,
                                                                     1998           1999
                                                                 ------------     -------
Assets
Cash and cash equivalents                                           11,724         14,153
Marketable securities                                                7,293          5,709
Accounts receivable (less allowance for doubtful accounts of
  (euro)1,839 and (euro)1,432)                                      84,194        149,115
Inventories                                                         64,636        107,280
Other current assets                                                 8,753         15,844
                                                                   -------        -------
Total current assets                                               176,600        292,101
Property, plant and equipment, net                                 105,551        127,176
Goodwill, net                                                          799          5,758
                                                                   -------        -------
Total Assets                                                       282,950        425,035
                                                                   -------        -------
Liabilities and Shareholders' Equity
                                                                   -------        -------
Notes payable to banks                                              38,039         22,667
Accounts payable                                                    28,947        108,922
Accrued expenses                                                    25,613         48,566
Advance payments from customers                                      3,127          4,595
Income taxes                                                         1,983          3,887
Current portion of long-term debt                                    9,990         36,944
Current portion of subordinated debt                                15,991         52,285
                                                                   -------        -------
Total current liabilities                                          123,690        277,866
Long-term debt                                                      39,601          7,997
Subordinated debt                                                   45,135           --
Deferred income taxes                                                3,613          3,490
                                                                   -------        -------
Total liabilities                                                  212,039        289,353
Minority interest in subsidiary                                     50,447         70,130
Shareholders' Equity:
Common shares
  Authorized 60,000,000 shares, par value NLG.01, issued and
  outstanding 34,540,843 and 40,107,784 shares                         157            182
Financing preferred shares
  Authorized 900 shares, par value NLG100, issued none
Preferred shares
  Authorized 6,900 shares, par value NLG100, issued none
Capital in excess of par value                                      78,927        103,443
Retained earnings (deficit)                                        (46,553)       (35,454)
Accumulated other comprehensive income (loss)                      (12,067)        (2,619)
                                                                   -------        -------
Total Shareholders' Equity                                          20,464         65,552
                                                                   -------        -------
Total Liabilities and Shareholders' Equity                         282,950        425,035
                                                                   -------        -------

See Notes to Consolidated Financial Statements.

Prior-year balances were restated from Netherlands guilders into Euros using the fixed exchange rate as of January 1, 1999 (EUR1.00 = Nlg2.20371).

                     CONSOLIDATED STATEMENTS OF OPERATIONS

       (thousands except per share data)                                                             EUR
----------------------------------------------------------------------------------------------------------
                                                                           Year ended December 31,
                                                              --------------------------------------------
                                                                1997                 1998           1999
                                                              --------             --------       --------
Net sales                                                      321,582              288,111        414,495
Cost of sales                                                 (182,259)            (179,326)      (244,485)
                                                              --------             --------       --------
Gross profit                                                   139,323              108,785        170,010

Operating expenses:
Selling, general and administrative costs                      (74,675)             (60,017)       (83,510)
Research and development, net                                  (39,000)             (36,277)       (47,145)
Litigation settlement                                          (79,669)                --             --
                                                              --------             --------       --------
     Total operating expenses                                 (193,344)             (96,294)      (130,655)
                                                              --------             --------       --------
Earnings (loss) from operations                                (54,021)              12,491         39,355
Net interest and other financial income (expenses)              (3,239)              (5,350)        (8,608)
                                                              --------             --------       --------
Earnings (loss) before income taxes and minority
  interest in net earnings of subsidiary                       (57,260)               7,141         30,747
Income taxes                                                    (2,761)                (648)        (1,274)
                                                              --------             --------       --------
Earnings (loss) before minority interest in net
  earnings of subsidiary                                       (60,021)               6,493         29,473
Minority interest in net earnings of subsidiary                (10,455)              (6,261)       (18,374)
                                                              --------             --------       --------
Net earnings (loss)                                            (70,476)                 232         11,099
                                                              --------             --------       --------
Net earnings (loss) per share:
  Basic                                                          (2.12)                0.01           0.30
  Diluted                                                        (2.12)                0.01           0.29
                                                              --------             --------       --------
Weighted average number of shares:
  Basic                                                         33,232               33,794         37,301
  Diluted                                                       33,232               34,743         40,664
                                                              --------             --------       --------

See Notes to Consolidated Financial Statements.

Prior-year balances were restated from Netherlands guilders into Euros using the fixed exchange rate as of January 1, 1999 (EUR1.00 = Nlg2.20371).

                          CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

       (thousands)                                                             EUR
-----------------------------------------------------------------------------------
                                                       Year ended December 31,
                                               ------------------------------------
                                                 1997             1998        1999
                                               -------            ----       ------
Net earnings (loss)                            (70,476)            232       11,099
Other comprehensive income (loss)
  Exchange rate changes for the year             5,636             137        9,448
                                               -------             ---       ------
Comprehensive income (loss)                    (64,840)            369       20,547

See Notes to Consolidated Financial Statements.

Prior-year balances were restated from Netherlands guilders into Euros using the fixed exchange rate as of January 1, 1999 (EUR1.00 = Nlg2.20371).

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


  (thousands, except for number of common shares)                                                                         EUR
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                      Accumulated        Total
                                        Number of                     Capital in       Retained       other com-         Share-
                                         common           Common       excess of       earnings       prehensive        holders'
                                         Shares           shares       par value       (deficit)     income (loss)       Equity
                                       ----------         ------      ----------       ---------     -------------      --------
Balance December 31, 1996              33,058,293            150         74,807          23,691         (17,840)         80,808

Issuance of common shares:
  For stock options                       320,750              1             51            --              --                52
Net earnings (loss)                          --             --             --           (70,476)           --           (70,476)
Exchange rate changes for the year           --             --             --              --             5,636           5,636
                                       ----------          -----        -------         -------         -------          ------
Balance December 31, 1997              33,379,043            151         74,858         (46,785)        (12,204)         16,020

Issuance of common shares:
  For stock options                       961,800              5            436            --              --               441
  Other                                   200,000              1            702            --              --               703
Net earnings                                 --             --             --               232            --               232
Fair value of warrants issued                --             --            2,455            --              --             2,455
Debt conversion discount                     --             --              476            --              --               476
Exchange rate changes for the year           --             --             --              --               137             137
                                       ----------          -----        -------         -------         -------          ------
Balance December 31, 1998              34,540,843            157         78,927         (46,553)        (12,067)         20,464

ISSUANCE OF COMMON SHARES:

  FOR STOCK OPTIONS                       169,900              1            495            --              --               496

  CONVERSION OF SUBORDINATED NOTES      5,397,041             24         24,021            --              --            24,045

NET EARNINGS                                 --             --             --            11,099            --            11,099

EXCHANGE RATE CHANGES FOR THE YEAR           --             --             --              --             9,448           9,448
                                       ----------          -----        -------         -------         -------          ------
BALANCE DECEMBER 31, 1999              40,107,784            182        103,443         (35,454)         (2,619)         65,552
                                       ----------          -----        -------         -------         -------          ------

See Notes to Consolidated Financial Statements.

Prior-year balances were restated from Netherlands guilders into Euros using the fixed exchange rate as of January 1, 1999 (EUR1.00 = Nlg2.20371).

                        CONSOLIDATED STATEMENTS OF CASH FLOWS


(thousands)                                                                                          EUR
---------------------------------------------------------------------------------------------------------
                                                                          Year ended December 31,
                                                                  ---------------------------------------
                                                                    1997            1998            1999
                                                                  -------         -------         -------
Increase (decrease) in cash and cash equivalents:
Cash flows from operating
activities:
  Net earnings (loss)                                             (70,476)            232          11,099
  Adjustments to reconcile net earnings (loss) to net cash
  provided by (used in) operating activities:
    Subordinated convertible note issued in settlement of
    litigation                                                     72,289            --              --
    Depreciation and amortization                                  19,626          22,688          24,487
    Amortization of discounted interest on subordinated
    notes                                                            --              --             1,421
    Deferred income taxes                                           1,168             (56)           (123)
    Minority interest in net earnings of subsidiary                10,455           6,261          18,374
    Increase (decrease) in allowance for doubtful
    receivables                                                     2,090          (1,492)           (407)
  Changes in other assets and liabilities:
    Accounts receivable                                           (22,214)         12,831         (64,514)
    Inventories                                                   (15,159)         14,230         (42,644)
    Other current assets                                           (1,534)            850          (7,091)
    Accounts payable and accrued expenses                          15,716         (25,002)        102,928
    Advance payments from customers                                 2,033          (2,573)          1,468
    Income taxes                                                    1,559          (1,935)          1,904
                                                                  -------         -------         -------
Net cash provided by operating activities                          15,553          26,034          46,902
                                                                  -------         -------         -------
Cash flows from investing activities:
  Capital expenditures                                            (35,171)        (24,142)        (30,587)
  Acquisition of business                                            --              --            (1,267)
  Proceeds from sale of property, plant and equipment               8,385           2,448           2,453
  Proceeds from (purchase of) marketable securities                   258          (1,538)          2,607
  Investment in subsidiary                                           (570)           --              --
                                                                  -------         -------         -------
Net cash (used in) investing activities                           (27,098)        (23,232)        (26,794)
                                                                  -------         -------         -------
Cash flows from financing activities:
  Notes payable to banks, net                                      16,760          (8,567)        (15,372)
  Proceeds from long-term debt and subordinated debt(1)            17,502          27,574          16,652
  Repayments of long-term debt and subordinated debt(1)           (19,838)        (29,730)        (19,690)
  Proceeds from issuance of common shares                              52           1,144             496
  Dividends paid to minority shareholders                          (5,672)         (5,526)         (8,384)
                                                                  -------         -------         -------
Net cash provided by (used in) financing activities                 8,804         (15,105)        (26,298)
Exchange rate effects                                               4,159          (3,418)          8,619
                                                                  -------         -------         -------
Net increase (decrease) in cash and cash equivalents                1,418         (15,721)          2,429
Cash and cash equivalents at beginning of year                     26,027          27,445          11,724
                                                                  -------         -------         -------
Cash and cash equivalents at end of year                           27,445          11,724          14,153
                                                                  -------         -------         -------
Supplemental disclosures of cash flow information
Cash paid during the period for:
  Interest                                                          5,777           7,232           8,859
  Income taxes                                                         34           2,638            (505)
                                                                  -------         -------         -------
Non cash investing activities:
  Acquisition of business through issuance of convertible
  note                                                               --              --            (3,868)
                                                                  -------         -------         -------
Non cash financing activities:
  Conversion of subordinated notes into common shares                --              --            24,045
                                                                  -------         -------         -------

(1) In 1998 the subordinated convertible note due to Applied Materials, Inc. was restructured into a subordinated note including 1,500,000 warrants issued to purchase 1.5 million of the Company's common shares. The net effect of the restructuring has no impact on the cash flow statement.

See Notes to Consolidated Financial Statements.

Prior-year balances were restated from Netherlands guilders into Euros using the fixed exchange rate as of January 1, 1999 (EUR1.00 = Nlg2.20371).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (EUR in thousands)

NOTE A Summary of significant Accounting Policies

General - ASM International N.V. ('ASMI' or 'the Company') is a corporation domiciled in the Netherlands with principal operations in Europe, the United States, South East Asia and Japan. The Company dedicates its resources to the research, development, manufacturing, marketing and servicing of equipment and materials used to produce semiconductor devices. ASMI provides production solutions for the main areas of semiconductor production: wafer processing (Front-End), assembly and packaging (Back-End). The Company follows accounting principles generally accepted in the United States of America. Effective beginning of the year ended December 31, 1999, the Company changed its reporting currency from Netherlands guilders to Euros (EUR or (euro)). Prior-year balances have been restated using the fixed exchange rate as of January 1, 1999 (EUR1.00 = Nlg2.20371).

The comparative balances reported in Euros depict the same trends as would have been presented if the Company had continued to present balances in Netherlands guilders. Balances for periods prior to January 1, 1999 are not comparable to the balances of other companies that report in Euros having restated amounts from a different currency than Netherlands guilders.

Principles of Consolidation - The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries ('the Company'), all of which are more than 50 percent owned. The minority interest of third parties is disclosed separately in the Financial Statements. All material intercompany profits, transactions and balances have been eliminated in consolidation.

Foreign Currency Translation - Assets and liabilities of foreign subsidiaries are translated into Euros at exchange rates prevailing at the end of the year. Revenues and costs relating to the operation of such subsidiaries are translated at average exchange rates during the period. Resulting translation adjustments are directly recorded in Shareholders' Equity. Foreign currency transaction gains and losses generally are included in determining net earnings. From time to time the Company enters into foreign currency exchange contracts as a hedge against transactions denominated in foreign currencies. Gains and losses in market value of such contracts are recognized as an offset against foreign exchange gains or losses on the underlying transactions. A change in the market value of a foreign exchange contract that is a hedge of a firm commitment is deferred and included in the valuation of the completed transaction.

Revenue Recognition - The Company recognizes revenue from the sale of products when the risks and rewards of ownership transfer to customers, which is generally at the time of shipment. No significant obligations remain after the product is shipped. Cost for installation and warranty are accrued when corresponding sales revenues are recognized. Revenues for services are recognized when performed.

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, amounts due from banks on demand, and short-term deposits with a maturity of three months or less at the date of purchase.

Marketable Securities - The Company classifies all its investments in marketable securities as available for sale which requires the Company to report these investments at fair market value and record the unrealised gains and losses, after tax, as a component of Shareholders' Equity. In the accompanying Financial Statements the marketable securities are carried at cost which approximates fair market value.

Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market. Costs include net prices paid for materials purchased, charges for freight and custom duties, direct wages of employees and charges for factory production overhead.

Property, Plant and Equipment - Property, plant and equipment are carried at cost (net of government grants), less accumulated depreciation. Capital leased assets are recorded at the present value of future lease obligations. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives.

Goodwill - The excess of the purchase price over the fair market value of net assets acquired is amortized on a straight line basis over 10 years.

Recoverability of Long-lived Assets - In evaluating useful lives and carrying values of long-lived assets, the Company uses undiscounted cash flows to assess if it has impairment of assets. In the event that an impairment seems likely, the fair value of the related asset is determined, and the Company would record a charge to earnings based on comparing the asset's carrying value to the estimated fair value.

Income Taxes - Deferred income taxes are provided for differences between the tax base of certain assets and liabilities and the reported amounts in the Financial Statements that will result in taxable or deductible amounts in future years. The Company accounts for income taxes under the provision of SFAS No. 109, 'Accounting for Income Taxes'.

Stock-Based Compensation - In 1995, Statement of Financial Accounting Standards No. 123 (FASB 123), 'Accounting for Stock-Based Compensation', was issued. This is a standard that allows the Company to choose to apply the accounting method as described in this Statement. However, the Company has decided not to apply this accounting method, but instead to continue to apply the provisions of Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees'. Accordingly, no compensation expense has been recognized for its stock based compensation plan (see Note P).

Research and Development Expenses - Research and development costs are expensed as incurred. Costs which relate to prototype and experimental models which are sold to customers are charged to cost of sales. Subsidies and other governmental credits to cover research and development costs relating to approved projects are recorded as research and development credits in the period when such project costs occur. Technical development credits (Technische Ontwikkelings Kredieten or 'TOK's') received from the Netherlands government to offset the cost of certain research and development projects are contingently repayable to the extent sales of equipment developed in such projects occur. Such repayments are calculated as a percentage of sales and are charged to cost of sales.
No such repayments are required if such sales do not occur (see Note M).

Comprehensive Income - Effective fiscal year 1998, the Company adopted Statement of Financial Accounting Standards No. 130 (FASB 130), 'Reporting Comprehensive Income'.

Segment Information - In June 1997, Statement of Financial Accounting Standards No. 131 (FASB 131), 'Disclosures about Segments of an Enterprise and Related Information' was issued. This statement was adopted by the Company in fiscal 1998 and redefines how operating segments are determined and requires qualitative disclosures of certain financial and descriptive information about the Company's operating segments. As a result of the adoption of this Standard, the previously reported segmentation and related disclosure changed (see Note
Q).

New Accounting Pronouncements - In June 1998, the FASB issued SFAS No. 133, 'Accounting for Derivative Instruments and Hedging Activities', which establishes accounting and reporting standards for derivative instruments and requires that all derivatives be recognized as either assets or liabilities in the statements of financial position. This pronouncement will become effective for the Company for the year ending December 31, 2001. The

Company has not yet completed its analysis of the specific additional information which may be required under this new standard.

Use of Estimates - The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles necessarily requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Reclassifications - Certain reclassifications have been made to prior year Financial Statements to conform to the current year presentation.

NOTE B Cash and Cash Equivalents, Marketable Securities

    At December 31, 1999, cash and cash equivalents and marketable securities of the Company's subsidiary ASM Pacific Technology Ltd ('ASMPT') amounting to
(euro)16,002 are restricted to use in the operations of this company only.

NOTE C Inventories

Inventories are comprised of the following:

                                                             December 31,
                                                       -------------------------
                                                        1998               1999
                                                       ------            -------
Components and raw materials                           26,005             41,052
Work in process                                        29,195             50,612
Finished goods                                          9,436             15,616
                                                       ------            -------
Inventories                                            64,636            107,280
                                                       ------            -------

NOTE D Property, Plant and Equipment

                                             Land,        Machinery,
                                           buildings      equipment,
                                            and im-        furniture
                                          provements     and fixtures       Total
                                          ----------     ------------      -------
At cost:
Balance January 1, 1999                     62,424         153,681         216,105
  Capital expenditures                       1,207          29,380          30,587
  Retirements and sales                         (2)         (8,087)         (8,089)
  Translation effect                        10,760          26,756          37,516
                                            ------         -------         -------
Balance December 31, 1999                   74,389         201,730         276,119
                                            ------         -------         -------
Accumulated depreciation:
Balance January 1, 1999                     22,074          88,480         110,554
  Depreciation for the year                  4,790          19,357          24,147
  Retirements and sales                        (70)         (5,566)         (5,636)
  Translation effect                         3,935          15,943          19,878
                                            ------         -------         -------
Balance December 31, 1999                   30,729         118,214         148,943
                                            ------         -------         -------
Property, plant and equipment, net:
  January 1, 1999                           40,350          65,201         105,551
  December 31,1999                          43,660          83,516         127,176
                                            ------         -------         -------

Useful lives in years:

--  Buildings and improvements                                           25 year
--  Machinery and equipment                                            2-10 year
--  Furniture and fixtures                                             2-10 year

NOTE E Goodwill

At cost:
Balance January 1, 1999                                                      892
  Acquired                                                                 5,135
  Translation effect                                                         175
                                                                           -----
Balance December 31, 1999                                                  6,202
                                                                           -----
Accumulated amortization:
Balance January 1, 1999                                                       93
  Amortization for the year                                                  340
  Translation effect                                                          11
                                                                           -----
Balance December 31, 1999                                                    444
                                                                           -----
Goodwill, net:
  January 1, 1999                                                            799
  December 31, 1999                                                        5,758
                                                                           -----

On August 27, 1999, the Company acquired all the outstanding shares of Microchemistry Ltd. The acquisition was accounted for using the purchase method. Total consideration paid amounted to FIM (Finnish Marks) 23.2 million (approximately Euro 3.9 million) and after adding the asset deficiency recorded goodwill totalled (euro)4,747.

    In December 1999, the Company purchased a 24% interest in NanoPhotonics AG for US$0.4 million. An officer in the Company also purchased a 44.5% interest at the same time and at the same price per share. The Company has the option to purchase the 44.5% interest from the officer at the same purchase price per share as paid by the officer. In exchange for this option, the Company granted the officer a five-year option to purchase 25,000 common shares in the Company at the fair market value of the shares at the option grant date.

NOTE F Notes Payable to Banks

ASMI and its individual subsidiaries borrow under separate short-term lines of credit with banks in the countries where they are located. The lines bear a weighted average interest of 3.9 percent at December 31, 1999.

Total short-term lines of credit available amounted to (euro)93,937 at December 31, 1999. The amount outstanding aT December 31, 1999 was (euro)22,667 and the unused portion totalled (euro)71,270. The unused portion includes (euro)46,810 relating to ASMPT and is solely authorized for use in that Company's operations.

The lines contain general provisions concerning renewal and continuance at the option of the banks.

Information on notes payable to banks is as follows:

Short-term debt outstanding in:                              December 31,
-------------------------------                          -------------------
                                                          1998         1999
                                                         ------       ------
The Netherlands                                           6,078       12,223
U.S.A                                                     4,281         --

Japan                                 17,708                          10,274
Hong Kong                              9,972                             170
                                      ------                          ------
                                      38,039                          22,667
                                      ------                          ------

Short-term debt outstanding in local currencies:
(thousands)                                                      December 31,
                                                      --------------------------------
                                                           1998                 1999
                                                       ------------           ---------
Netherlands Guilders                                       13,393                26,935
United States Dollars                                       4,999                  --
Japanese Yens                                           2,350,000             1,053,140
Hong Kong Dollars                                          90,214                 1,323
                                                        ---------             ---------

    ASM International NV has guaranteed short term facilities and other obligations of certain subsidiaries approximating (euro)18.2 million.

NOTE G Income Taxes

The components of earnings (loss) before income taxes, non-operating income and minority interest consist of:

                                               Year ended December 31,
                                    -------------------------------------------
                                      1997              1998              1999
                                    -------            -------          -------
Netherlands                          (9,290)           (1,218)          (11,159)
Other countries                     (47,970)            8,359            41,906
                                    -------            ------           -------
                                    (57,260)            7,141            30,747


The provisions for income taxes consist of:

                                                  Year ended December 31,
                                           --------------------------------------
                                            1997              1998          1999
                                           ------             ----         ------
Current:
  Netherlands                                 (29)              33            (37)
  Other countries                          (3,492)            (344)          (968)
                                           ------             ----         ------
                                           (3,521)            (311)        (1,005)
Deferred:
  Netherlands                                --               --             --
  Other countries                             760             (337)          (269)
                                           ------             ----         ------
                                              760             (337)          (269)
                                           ------             ----         ------
  Provision for income taxes               (2,761)            (648)        (1,274)
                                           ------             ----         ------

The provisions for income taxes as shown in the accompanying Consolidated Statements of Operations differ from the amounts computed by applying the Netherlands' statutory income tax rates to earnings before taxes. A reconciliation of the provisions for income taxes and the amounts that would be computed using the statutory Netherlands' income tax rates is set forth below:

                                                                              Year ended December 31,
                                                                     -------------------------------------
                                                                       1997           1998           1999
                                                                     -------         ------         ------
Taxes on earnings (loss) before income taxes and

minority
  interest at the Netherlands' statutory income tax rate              20,041         (2,499)       (10,761)
(35%) Non-deductible expenses                                           (638)          (569)        (1,126)
Foreign taxes at a rate other than the Netherlands'
  statutory rate                                                       9,159          3,110          6,576
Net operating loss benefits not realized for tax purposes
  nor recognized for financial statement purposes                    (31,335)        (6,058)        (8,531)
Utilisation of net operating loss carry forwards                         103            538          3,513
Non-taxable income                                                       109          2,176          8,215
Other                                                                   (200)         2,654            840
                                                                     -------         ------         ------
Provision for income taxes                                            (2,761)          (648)        (1,274)
                                                                     -------         ------         ------

Deferred income taxes consist of the following:

                                                    Year ended December 31,
                                             -------------------------------------
                                              1997             1998          1999
                                             ------           ------        ------
Depreciation                                 (5,121)          (5,257)       (5,274)
Reserves and allowances                         168               64            51
Development credits                          (4,402)          (4,223)       (4,152)
Net operating loss carryforwards              5,718            5,873         5,909
Other                                           (32)             (70)          (24)
                                             ------           ------        ------
Total deferred income tax                    (3,669)          (3,613)       (3,490)
                                             ------           ------        ------

    Substantially all of the net deferred tax liabilities are of a long term nature.

    Based on tax filings, ASMI and its individual subsidiaries have net operating losses available at December 31, 1999, of (euro)275 million for tax return purposes to reduce future income taxes. After deduction of a valuatiON reserve for financial reporting purposes of (euro)90.2 million in 1999 and 79.9 million in 1998, the resulting deferred tax asset amounts to (euro)5.9 million at the end of 1999 and to (euro)5.9 million at the end of 1998.

    The Company has not provided for deferred foreign withholding taxes, if any, on undistributed earnings of its foreign subsidiaries, because it considers such earnings to be indefinitely invested in those subsidiaries.

NOTE H Long-term Debt

Long-term debt consists of the following

                                                               December 31,
                                                         -----------------------
                                                             1998          1999
                                                            ------        ------
Term loans:
  The Netherlands, 5.16 - 6.75%, due 2000                   24,958        24,958
  Japan, 3.3%, due 2006                                        802           800
  Hong Kong, 7.3 - 7.5%, due 2000                           16,957        10,975
  Finland, 1.0 - 3.0%, due 2004 - 2005                        --           2,545
Mortgage loans:
  The Netherlands, 5.35 - 6.75%, due 2007 - 2026             2,369         2,121
  Japan, 2.625%, due 2005 - 2006                             2,897         3,232
  Singapore, 6.075%, due 1999                                1,285          --
Lease commitments, 5.75 - 9.23%, due 1999 - 2002               323           310
                                                            ------        ------
                                                            49,591        44,941
Current portion                                              9,990        36,944
                                                            ------        ------

                                                            39,601         7,997
                                                            ------        ------

Long-term debt outstanding in local currencies:

(thousands)                                                 December 31,
--------------------------------------------------------------------------------
                                                        1998               1999
                                                      -------            -------
Including current portion:
  Netherlands Guilders                                 60,220             59,674
  Finnish Marks                                          --               15,135
  United States Dollars                                   349                311
  Japanese Yen                                        491,050            413,270
  Hong Kong Dollars                                   153,618             85,521
  Singapore Dollars                                     2,476               --
                                                      -------            -------

Aggregate annual principal repayments for years subsequent to December 31, 1999 are:

                                                        2000              36,944
                                                        2001               1,431
                                                        2002               1,699
                                                        2003               1,641
                                                        2004               1,496
                                                  Thereafter               1,730
                                                                          ------
                                                                          44,941
                                                                          ------

    The Company has pledged its majority ownership of ASMPT as collateral for the NLG55.0 million ((euro)25.0 millION) term loan and certain credit facilities in the Netherlands. The quoted market value of this ownership in ASMPT at December 31, 1999 was (euro)333.9 million or NLG735.8 million (using a year-end share price of HK$13.80 per share AND an exchange rate of HK$1 = (euro)0.1283).

    The long-term facilities offered by Japanese banks to ASM Japan are secured by the real estate and other assets of ASM Japan, with guarantees provided by the Company. In Hong Kong and Singapore, ASMPT's term loans are self-secured by the machinery and real estate they cover. ASMPT is precluded to provide loans and advances other than trade receivables in the normal course of business, to other ASM units under the rules of the Stock Exchange of Hong Kong. There are no guarantees from ASMPT to secure indebtedness of the Company; nor does the Company provide guarantees for the borrowings of ASMPT. In the U.S.A. the long-term obligations relate to lease commitments on property, equipment and machines.

    Interest income, which is included in net interest and other financial income (expenses), amounted to (euro)913, (euro)1,569 and (euro)1,157 in 1999, 1998 and 1997, respectively, and interest expense, which is also included in NET interest and other financial income (expenses), amounted to (euro)13,210,
(euro)7,566 and (euro)5,838 in 1999, 1998 AND 1997, respectively.

NOTE I Subordinated Debt

    The Company has a subordinated loan from 'De Nationale Investeringsbank N.V.' (NIB) in the amount of NLG4.5 million bearing interest at 8.25 percent. Repayments on the outstanding balance will be in equal bi-annual installments of NLG1.5 million ending December 2000.

    In 1994, the Company received a subordinated loan from an officer of the Company who is also a major shareholder, in the amount of NLG3.0 million. This subordinated loan enabled the Company to repurchase shares issued for the repayment of principal and interest of the subordinated mandatory convertible debentures, and thus limit shareholder dilution. This loan was originally due no later than December 1997. However, repayment has been scheduled to the year 2000. Interest is payable quarterly based on three months AIBOR ('Amsterdam InterBank Offered Rate') plus 2 percent.

    In connection with the settlement with Applied Materials, Inc. (see Note N), the Company issued a subordinated convertible note to Applied Materials, Inc. for US$80 million, of which US$15 million was paid in 1997. This note was subordinated to notes payable to certain banks and was originally due November 2, 1998. Applied Materials, Inc. and ASM International N.V. have restructured this note, with ASM paying US$20 million on December 23, 1998, and agreeing to pay US$10 million on or before November 2, 1999 and US$35 million on or before November 2, 2000. Applied Materials, Inc. received warrants to acquire 750,000 million shares of ASM (see Note J) as well as security for the note in the form of a pledge on the shares of ASM Europe B.V., ASM America, Inc. and ASM Japan K.K. Applied Materials, Inc. received a warrant to purchase an additional 750,000 shares contingent upon ASM International not repaying the outstanding balance on or before February 15, 1999. Interest on this subordinated note is based on prime rate of a major US financial institution plus 2 percentage points and is due quarterly. The warrants issued represented a fair value at the date of issuance of (euro)2.5 million, which haS been added to Shareholders' Equity in 1998. The amount has been recorded as a discount to the outstanding note and is amortized as an interest expense over the term of the note.

    In December 1998, the Company issued a NLG45 million, 6% subordinated convertible note, due December 4, 2003, which has been purchased by strategic and financial investors. The conversion price has been set at NLG9.00 per common share, the average of the share price on the AEX-Stock Exchange in Amsterdam during a set period previous to concluding the contract, with protection clauses for below market price stock issues and stock dividends. At the date of issuance, the quoted market price of the common shares on the Amsterdam Exchange exceeded the conversion price creating a debt conversion discount. The discount amounted to (euro)476 of which (euro)334 has beEN expensed in 1998 and (euro)142 has been expensed in 1999 based on the terms of the contract. The note was fully converted in 1999.

    On August 27, 1999, the Company issued a FIM23 million (Finnish marks), 5% subordinated convertible note, due August 26, 2002. The note was issued in conjunction with the acquisition of all of the outstanding shares of Microchemistry Ltd. The conversion price was set at US$10 per share, a premium to market at the time of issuance of 33%. The note was fully converted in November 1999.

    On October 1, 1999, the Company issued US$20 million, five-year, zero-coupon debentures. The debentures are discounted by 6% annual interest and the Company received net proceeds of US$14.9 million. As part of the agreement, the investors received 2,037,957 non-detachable exercise warrants and 200,000 supplemental warrants on common shares of the Company with an exercise price of US$9.81 per share, a premium to market at the date of issuance of 20%. In February 2000 the Company called the exercise of the 2,037,957 warrants and cancelled the debentures in partial payment of the exercise price of the warrants. The remaining portion of the exercise price of the warrants was fulfilled by the investors contributing US$4.8 million in cash.

Subordinated Debt:

             (thousands)                                              December 31,
-------------------------------------------------------------------------------------
                                                                   1998         1999
                                                                  ------       ------
Current:
  subordinated loan NIB                                            2,042        2,042
  subordinated loan related party                                   --          1,361
  subordinated note Applied Materials                              7,285       33,744
  6% subordinated convertible note                                 6,664         --
  6% zero-coupon debentures, less of(euro)4,817 unamortized
     discount                                                       --         15,138
                                                                  ------       ------
                                                                  15,991       52,285
                                                                  ------       ------
  subordinated loan NIB                                            1,361         --
  subordinated loan related party                                  1,361         --
  subordinated note Applied Materials                             28,799         --
  6 % subordinated convertible note                               13,614         --
                                                                  ------       ------
                                                                  45,135         --
                                                                  ------       ------

NOTE J Shareholders' Equity

    The authorized capital of the Company amounts to NLG1,380,000. It is divided into sixty million common shares, each with a par value of NLG0.01, nine hundred financing preferred shares, each with a par value of NLG100, and six thousand nine hundred preferred shares, each with a nominal value of NLG100.

    Article 32 of the Articles of Association of ASM International N.V. (the Company) provides the following with regard to distribution of profit:

Para 1-3:

First, a dividend equal to the promissory discount rate as established by De Nederlandsche Bank N.V. (the Dutch Central Bank) as applicable on the first stock exchange day of the financial year over which the dividend is distributed, increased by one and a half, is paid on the paid up amount which had to be paid on the preferred shares. If profits are insufficient, the dividend will be paid from retained earnings with priority over any dividends. If retained earnings are insufficient, the dividend deficit has to be made up in future years;

Para 4-6:

Second, a dividend is paid on financing preferred shares. The dividend is a percentage of the par value, plus share premium paid, on the financing preferred shares. The percentage and the period for its payment (the tenure of the financing preferred shares) is determined by the Management Board, subject to approval of the Supervisory Board. The percentage depends on the weighted average return of Dutch government bonds with a weighted average remaining life of no more than ten years, plus a premium not to exceed three percent. If profits are insufficient, the dividend shall be paid from retained earnings. If retained earnings are insufficient, the dividend deficit has to be made up in future years;

Para 7:

After application of the provisions in the foregoing paragraphs, the Management Board, subject to approval from the Supervisory Board, shall determine which portion of the remaining profits is to be reserved. The profits which remain after reservation are at the disposal of the General Meeting;

Para 9:

The Company can only make distributions to shareholders and other entitled parties from the profits subject to distribution to the extent its Shareholders' Equity exceeds the amount of the paid up and called up portion of the capital increased by the reserves which must be maintained by virtue of the law;

    Article 33, para 3 provides that dividend claims expire after the lapse of five years.

SPECIAL STATUTORY CONTROL RIGHTS

    Article 27, para 1 provides that each shareholder shall be entitled to cast a number of votes equal to the nominal amount of his shares, such that each share with a par value of one cent (NLG0.01) entitles the holder to a single vote and each share with a par value of one hundred guilders (NLG100) entitles the holder to ten thousand votes;

    Article 29 provides that meetings of holders of preferred shares or of financing preferred shares shall be convened as often as a decision by the meeting of preferred shares or of financing preferred shares is desired, and also as often as the Management Board and or the Supervisory Board shall decide to hold such a meeting. Decisions at such meetings shall be made with an absolute majority of votes and in the event of a tie, no decision shall be made;

    The following resolutions and actions can only be taken on a proposal by the Management Board and the Supervisory Board:

-  the amendment of the Articles of the Company;

-  the dissolution of the Company.

INFORMATION REGARDING STICHTING CONTINUITEIT ASM INTERNATIONAL

    The object of 'Stichting Continuiteit ASM International' ('Stichting') is to own and vote the Company's preferred shares in order to maintain the continuity of the Company. Toward that objective, Stichting will evaluate, when called for, whether a take-over offer is in the best interest of the Company. In accordance with the applicable regulations of the AEX-Stock Exchange, Stichting is managed by majority vote of a five-person Board, not more than two of which (Directors
A) may be officers of the Company and at least three of which (Directors B) must be independent from the Company. Directors A are appointed by the Management Board, subject to the approval of the Supervisory Board, from among the Management and Supervisory Boards. Directors B must be independent from the Company and are appointed by the board of Stichting, subject to approval of the Management Board with the consent of the Supervisory Board. The Company may not provide financial support to Stichting.

    The Company has, as approved in the General Meeting of May 28, 1997, granted a right to purchase preferred shares to Stichting for a par value equal to the par value of half of the outstanding common shares at the time of purchase. The minimum purchase price of the preferred shares is 25% of the par value. The shareholders must be informed about the Company's motives within four weeks after issuance of preferred shares. Within two years after issuing preferred shares, a proposal to withdraw or repurchase the shares must be submitted to shareholders and, if not accepted, every two years thereafter. No preferred shares are outstanding as per December 31, 1999.

    The two directors of the Company who have been appointed to the Board of Stichting are Messrs. P.C. van den Hoek, Chairman of the Supervisory Board and A.H. del Prado, Chief Executive Officer.

WARRANTS

     In December 1998, in conjunction with the restructuring of the subordinated convertible note with Applied Materials, Inc. ('Applied Materials'), the Company issued to Applied Materials warrants to purchase 1,500,000 of the Company's common shares at a price of US$5.375 per share. As of December 31, 1998, Applied Materials had a right to purchase 750,000 shares. They also had a right to purchase an additional 750,000 shares, contingent upon the Company not repaying all outstanding debt due to Applied Materials by February 15, 1999. At December 31, 1998 it was determined that the Company would be unable to repay the outstanding debt by February 15, 1999 and, therefore, the entire fair market value of the warrants amounting to Euro 2.5 million has been added to Shareholders' Equity in 1998. The warrant became exercisable with respect to the additional 750,000 shares on February 15, 1999. As of December 31, 1999 no warrants have been exercised.

    In conjunction with the US$20 million five-year zero-bond debentures issued on October 1, 1999 (see Note I to Consolidated Financial Statements), the Company has issued 2,037,957 non-detachable exercise warrants and 200,000 supplemental warrants on common shares of the Company at a price of US$9.81 per share, a premium to market at the date of issuance of 20%. In February 2000 the Company has called the exercise of the 2,037,957 warrants and cancelled the debentures in partial payment of the exercise price of the warrants. The remaining portion of the exercise price of the warrants was fulfilled by the investors contributing US$4.8 million in cash.

NOTE K Pension Plans

    The Company and its subsidiaries have retirement plans covering substantially all employees. The principal plans are defined contribution plans, except that of the Company's Japanese operations, which is a defined benefit pension plan. The Company has no major continuing obligations other than the payment of annual contributions.

Aggregate retirement plan contributions including those for the Japanese operations which are determined by an actuary were (euro)3,225 in 1999, 3,117 in 1998 and (euro)795 in 1997.

    Employees of the Company's Japanese operations terminating their employment are usually entitled to a lump-sum severance payment or to pension plan benefits based on years of service and certain other factors. Plan assets are held as general assets by a life insurance company. There are no unrecognized prior service costs. The impact of the Japanese plan is not material to the Company.

    The Company does not provide any post retirement benefits other than pensions.

NOTE L Financial Instruments and Risk Management

    For cash, cash equivalents, marketable securities, accounts receivable, notes payable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

The estimated fair values of the Company's other financial instruments are as follows:


                                                        1998                      1999
----------------------------------------------------------------------------------------------
                                                Carrying      Fair        CARRYING      FAIR
                                                 Amount       Value        AMOUNT       VALUE
                                                --------      -----       --------      -----
Forward exchange contracts:
  Sell foreign currency                            --           --         10,674       10,381
  Buy foreign currency                             --           --          2,431        2,422
Long-term debt, including current portion:
  Long-term debt                                 49,591       50,698       44,941       44,828
  Subordinated debt                              61,126       65,664       52,285       50,660
                                                 ------       ------       ------       ------

    As of December 31, 1998 the Company did not have any forward exchange contracts of significant value.

    Financial Instruments which potentially subject the Company to concentration of credit risk consisted principally of trade receivables. Concentration of credit risk with respect to these receivables is limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic areas.

NOTE M Research and Development Credits

    The Company's Netherlands and Singapore operations receive research and development grants and credits from various governmental sources.

    The amount of research and development credits offset against research and development expenses amounted to (euro)3,293, (euro)5,235 and (euro)1,612 in 1999, 1998 and 1997, respectively.

    The amounts received by the Company's Netherlands operations for TOK's are contingently repayable to the extent sales of the products to which the credit was related occur. The amount of repayment as a percentage of the realized sales of the associated products varies from 1.0 to 4.0 percent. Actual and contingent amounts repayable accrue interest varying from 5.0 to 8.0 percent per year. The remaining amount contingently repayable was (euro)11,863 and (euro)12,067 at December 31, 1999 and December 31, 1998, respectively.

    In 1999, 1998 and 1997 the Company made TOK repayments in the amount of
(euro)1,411, (euro)1,319 and (euro)852 respectively.

NOTE N Commitments and Contingencies

The Company is liable under operating lease commitments for office and plant facilities and equipment with lease terms ranging from one to fifteen years. Capital leases included in property, plant and equipment are as follows:

                                                              December 31,
                                                         ----------------------
                                                         1998              1999
                                                         ----              ----
Machinery and equipment                                   483               225
Furniture and fixtures                                    304               354
                                                          787               579
Less accumulated depreciation                            (353)             (292)
                                                         ----              ----
                                                          434               287
                                                         ----              ----

At December 31, 1999, minimum rental commitments under capital leases and operating leases having initial or remaining non-cancellable terms in excess of one year are as follows:

                                                      Capital          Operating
                                                      leases             leases
                                                      -------          ---------
2000                                                    158               7,758
2001                                                    147               6,233
2002                                                     64               4,378
2003                                                      -               3,698
2004                                                      -               2,864
Thereafter                                                -              19,575
                                                        ---              ------
Total                                                   369              44,506
Less amount representing interest                        59
                                                        ---              ------
Present value of net minimum lease payments             310
                                                        ---              ------

    Aggregate rental expense for operating leases in 1999 was (euro)8,039, in 1998 (euro)6,925 and in 1997 4,331.

    Effective October 31, 1997, the Company, Advanced Semiconductor Materials America, Inc. and Epsilon Technology, Inc. (collectively 'ASM') and Applied Materials, Inc. ('Applied Materials') signed an agreement that resolved all outstanding legal disputes with Applied Materials and dismissed with prejudice all pending litigation between the companies.

    The settlement required the Company to pay Applied Materials US$80 million in the form of a convertible note due November 2, 1998 against which the Company paid US$15 million in November 1997 (see Note I).

    Effective December 16, 1998, following the restructuring of the convertible note (see Note I), ASM and Applied Materials entered into an amended settlement agreement, the terms of which are not materially different of the agreement, dated October 31, 1997. The changes included the conversion of ASM's covenants not to sue into licenses and an increase in certain TEOS related royalties.

    The settlement agreement provides a cross license between the parties of the patents in suit and certain other CVD and TEOS patents and requires ASM to pay an ongoing royalty on certain semiconductor equipment for epitaxial and plasma TEOS technologies. The settlement also provides covenants not to sue for patent infringement for periods up to five years from the date of the settlement for certain semiconductor systems and applications that are essentially unchanged from those commercially available on July 1, 1997. If at the end of a covenant period the product or application is no longer infringing, Applied Materials cannot recover more than a reasonable royalty from the Company retroactive to October 31, 1997. Applied Materials may not recover damages for such products that were sold prior to October 31, 1997.

    ASM and Applied Materials also represented and warranted that as of October 31, 1997, neither party was aware of any infringement of its patents by the other party except for the patents that were asserted in the lawsuits that were resolved by the settlement. The original settlement agreement was filed with the United States Securities Exchange Commission on a 6-K-A on November 18, 1997. The amended settlement agreement was filed on a 6-K-A on February 11, 1999.

NOTE O Restructuring

    In early 1999, the Company committed to a formal plan to exit its U.S. manufacturing activities by merging the manufacturing related activities of ASM America, Inc. with those of ASM Europe B.V. in the Netherlands. As a consequence of the merger, ASM America's number of employees have been reduced by 75 with approximately 50 new positions having been created in the Netherlands. The Company incurred a one-time charge covering redundancy, write-offs and occupancy costs of (euro)3,854. These restructuring costs have been recorded as selling, general anD administrative expenses in the first quarter of 1999. The
(euro)1,855 accrual for contract terminations relates primarily to lease obligations for property to be vacated. The utilization of this amount and the remaining accrual as of December 31, 1999 can be summarized as follows:

                                                Non                  Amount     Translation    Remaining
                                  Cash         Cash       Total     utilized      effect       Accrual
                                  ----         ----       -----     --------    -----------    ---------
Lay-off and severance
  payments                          665        --           665         585          13             93
Asset write-offs                   --           708         708        --           117            825
Legal contract terminations       1,855        --         1,855         608         205          1,452
Other                               626        --           626         511          19            134
                                  -----         ---       -----       -----         ---          -----
Total                             3,146         708       3,854       1,704         354          2,504
                                  -----         ---       -----       -----         ---          -----

    The Company expects the remaining cash payments and asset write-offs to be made in the second quarter of 2000. For the legal contract terminations that relate to lease obligations, such payments may be extended into future periods.

NOTE P Employee Stock Option Plan

    During the past several years, the Company has adopted various stock option plans and has entered into stock option agreements with various key management personnel. Under these plans, key employees may purchase a specific number of shares of the Company's common stock. Options are generally priced at market value in Euro or USDollars on the date of grant and generally expire after five or ten years. Shares subject to these agreements, which expire at various dates through 2008, totalled 2,366,400 shares at December 31, 1999.

Following is a summary of changes in shares under option:

                                                   Option price                          Option price
                                  Number of        per share in          Number of       per share in
                                   Shares           US dollars            shares              EUR
                                   -------        --------------         ---------       -------------
Balance December 31, 1996        2,531,950        0.250 - 13.625              --                 --
  options granted                  668,500        8.250 - 12.375           287,000        8.44 - 11.98
  options cancelled                (19,500)       0.750 -  0.501              --                 --
  options exercised               (320,750)       0.250 -  2.333              --                 --
                                 ---------        --------------          --------       -------------
Balance December 31, 1997        2,860,200        0.250 - 13.625           287,000        8.44 - 11.98
  options granted                  142,500        3.625 - 10.750           234,000        2.41 -  7.67
  options cancelled                (48,600)       1.458 -  7.000          (193,000)      11.98

  options exercised               (961,800)       0.500 -  2.333              --                 --
                                 ---------        --------------          --------       -------------
Balance December 31, 1998        1,992,300        0.250 - 13.625           328,000        2.41 -  8.44
  options granted                  230,000        5.625 - 15.625            75,000        6.90 - 19.20
  options cancelled                (80,000)       3.625 - 12.375            (9,000)       7.67
  options exercised               (114,700)       0.250 -  8.688           (55,200)       2.41 -  7.67
                                 ---------        --------------          --------       -------------
Balance December 31, 1999        2,027,600        0.250 - 15.625           338,800        7.67 - 19.20
                                 ---------        --------------          --------       -------------

Had compensation cost been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), pro forma net earnings, basic and diluted earnings per share would have been as follows:

                                            Fiscal year       Fiscal year      FISCAL YEAR
                                               1997              1998             1999
                                            -----------       -----------      -----------
Expected life (years)                          3 - 10            3 - 8            3 - 10
Risk free interest rate                           6.5%             5.0%              5.0%
Volatility                                         55%              60%               85%
Assumed forfeitures                              --               --                --
Net earnings (loss):
  As reported                                 (70,476)             232            11,099
  Pro forma                                   (71,541)          (1,389)            9,621
Basic earnings (loss) per share:
  As reported                                   (2.12)            0.01              0.30
  Pro forma                                     (2.15)           (0.04)             0.26
Diluted earnings (loss) per share:
  As reported                                   (2.12)            0.01              0.29
  Pro forma                                     (2.15)           (0.04)             0.25
                                              -------           ------            ------

The average remaining contractual life of the outstanding options granted in 1999 is 7.3 years at December 31, 1999.

                              Options Outstanding                                 Options Exercisable
                                             Weighted
                           Number            Average             Weighted          Number          Weighted
    Range of           Outstanding at       Remaining             Average      Exercisable at      Average
    Exercise            December 31,       Contractual           Exercise       December 31,       Exercise
  Prices in US$             1999          Life, in years       Price in US$         1999         Price in US$
  -------------        --------------     --------------       ------------    --------------    ------------
  0.25 --  0.75            249,500            3.09                 0.30           249,500            0.30
  0.75 --  1.50              3,000            4.38                 0.96             3,000            0.96
  1.50 --  3.00            783,600            0.20                 2.26           783,600            2.26
  3.00 --  6.00            367,000            8.36                 5.22           163,400            5.31
  6.00 --  9.00            603,500            4.91                 8.23           381,600            8.45
  9.00 -- 14.00            324,800            5.51                 9.26           105,360           10.21
 14.00 -- 20.00             35,000            5.61                18.15                 -               -
 --------------          ---------            ----                -----          ---------          -----
  0.25 -- 20.00          2,366,400            3.79                 5.23          1,686,460           4.16
 --------------          ---------            ----                -----          ---------          -----

    In 1989, the shareholders of ASMPT approved a plan to issue up to 5 percent of the total issued shares of ASMPT to directors and employees. The directors annually may approve an amount of supplemental compensation to the designated directors and officers which will be used to issue or purchase ASMPT's capital shares for the designees at current market value.

    In 1999 1,796,000 common shares of ASMPT were issued, for cash at par, pursuant to the Employee Share Incentive Scheme of ASMPT, thus diluting ASMI's ownership from 50.25 to 50.01 percent. In 1998 and 1997, respectively 1,610,000 and 1,553,000 ASMPT shares were issued to certain directors and employees under the plan (respectively 0.2% and 0.4% of the shares outstanding after the issuance) and compensation of respectively HK$7.9 million ((euro)888) and HK$9.3 million ((euro)1,088) was charged to operations. The effect of this transaction on ASMI Was a dilution of its ownership interest in ASMPT from 50.5 to 50.3 percent in 1998, and from 50.7 to 50.5 percent in 1997 taking into consideration ASMI's purchase of shares at the end of 1997.

NOTE Q Disclosures about Segments and Related Information

    The Company organizes its activities in two operating segments, Front-End and Back-End.

    The Front-End segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and South East Asia.

    The Back-End segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority of 50.01 % interest, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, Singapore and the People's Republic of China.

                                                         Front-End       Back-End           Total
                                                         ---------       --------         --------
Year ended 31 December, 1997
Net sales to unaffiliated customers                       152,550         169,032         321,582
                                                          -------         -------         -------

Earnings (loss) from operations                           (79,663)         25,642         (54,021)
Net interest and other financial income (expenses)         (2,100)         (1,139)         (3,239)
Income tax                                                   (194)         (2,567)         (2,761)
Minority interest                                            --           (10,455)        (10,455)
Net earnings (loss)                                       (81,957)         11,481         (70,476)
Capital expenditures                                       21,882          13,289          35,171
Total assets                                              142,899         185,690         328,589
Short term debt                                            64,428           9,772          74,200
Long term debt                                             27,058          19,553          46,611
                                                          -------         -------         -------

Year ended 31 December, 1998

Net sales to unaffiliated customers                       132,858         155,253         288,111
                                                          -------         -------         -------

Earnings (loss) from operations                            (1,604)         14,095          12,491
Net interest and other financial income (expenses)         (4,966)           (384)         (5,350)
Income tax                                                    (17)           (631)           (648)
Minority interest                                            --            (6,261)         (6,261)
Net earnings (loss)                                        (6,587)          6,819             232
Capital expenditures                                        9,212          14,930          24,142
Total assets                                              119,060         163,890         282,950
Short term debt                                            18,415           8,845          27,260
Long term debt                                             76,491           9,421          85,912
                                                          -------         -------         -------

Year ended 31 December, 1999

Net sales to unaffiliated customers                       181,737         232,758         414,495

Earnings (loss) from operations                              (805)         40,160          39,355

Net interest and other financial income (expenses)         (6,841)         (1,767)         (8,608)
Income tax                                                   (141)         (1,133)         (1,274)
Minority interest                                            --           (18,374)        (18,374)
Net earnings (loss)                                        (7,787)         18,886          11,099
Capital expenditures                                        8,996          21,591          30,587
Total assets                                              182,268         242,767         425,035
Short term debt                                            79,431          10,975          90,406
Long term debt                                              7,997            --             7,997
                                                          -------         -------         -------

    There are no inter-segment transactions, other than charges for management services which are based on actual cost. The accounting policies used to measure the net earnings and total assets in each segment are identical to those used in the Consolidated Financial Statements. The measurement methods used to determine reported segment earnings are consistently applied for all periods presented. There were no asymmetrical allocations to segments.

    Segmentation of the business by geographic area, in which the Company has operating units, in sales to unaffiliated customers and fixed assets is summarised as follows:

                                       Europe    United States    Far East       Japan     Consolidated
                                       ------    -------------    --------       -----     ------------
Year ended December 31, 1997

Sales to unaffiliated customers        40,435        39,789       167,145        74,213       321,582
Fixed assets                            9,886        12,445        72,958        16,097       111,386
                                       ------        ------       -------        ------       -------

Year ended December 31, 1998

Sales to unaffiliated customers        47,320        40,238       153,619        46,934       288,111
Fixed assets                            8,055        10,339        69,665        18,291       106,350
                                       ------        ------       -------        ------       -------

Year ended December 31, 1999

Sales to unaffiliated customers        49,299        55,650       231,471        78,075       414,495
Fixed assets                           16,286         9,230        87,048        20,370       132,934
                                       ------        ------       -------        ------       -------

In 1999 one single customer accounted for 11 percent of the total net sales. In 1998 no transactions with a single customer exceeded 10 percent of total net sales.

NOTE R Basic and Diluted Average Number of Shares Outstanding

The weighted average number of shares outstanding for 1999, 1998 and 1997 is as follows:

                                                                      Year ended December 31

                                                                 1997(1)       1998         1999
Basic weighted average number of shares outstanding at the
  end of period                                                  33,232       33,794       37,301
Dilutive effect of stock options                                   --            949          934
Diluted effect of convertible notes                                --           --          2,429
                                                                 ------       ------       ------
Diluted weighted average number of shares outstanding            33,232       34,743       40,664
                                                                 ------       ------       ------

(1) Due to the net loss reported in 1997, no dilutive common stock equivalents have been reflected in the dilutive weighted average number of shares for that year.

INDEPENDENT AUDITORS' REPORT


Board of Directors and Shareholders
ASM International N.V.
Bilthoven, The Netherlands

    We have audited the accompanying consolidated balance sheets of ASM International N.V. and subsidiaries (collectively, the 'Company') as of December 31, 1999 and 1998, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASM International N.V. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States of America.

/s/ DELOITTE & TOUCHE ACCOUNTANTS
---------------------------------
Deloitte & Touche
Accountants


Amsterdam, the Netherlands,
February 18, 2000